Management’s Discussion And Analysis Of Financial Results

INTRODUCTION

This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY” or the “partnership”) covers the financial position as of June 30, 2014 and December 31, 2013 and results of operations for the three and six month periods ended June 30, 2014 and 2013. For the period prior to the spin-off of the partnership on April 15, 2013, the financial results reflect Brookfield Asset Management Inc.’s (“Brookfield Asset Management”) commercial property operations on a continuity of interest basis. Thereafter, the results reflect our partnership’s actual results. The information included within this MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of June 30, 2014 and December 31, 2013 and for the three and six month periods ended June 30, 2014 and 2013, included elsewhere in this report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This MD&A of Financial Results to unitholders, particularly “Part IV – Additional Information - Trend Information”, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

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PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Our sole material asset is our 34% interest in Brookfield Property L.P. (the “Operating Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties. We also discuss the results of operations on a segment basis, consistent with how we manage our business. Our four operating segments include i) Office, ii) Retail, iii) Industrial, and iv) Multi-family and Hotels and are independently and regularly reviewed and managed by the Chief Executive Offer, who is also known as the Chief Operating Decision Maker.

The partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units will be collectively referred to throughout this report as “unitholders”. The GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield Asset Management the right to request that its units be redeemed for cash consideration starting in April 2015. In the event that Brookfield Asset Management exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redeemable feature referenced above, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. As a result of this redemption feature, we present the Exchange LP Units as a component of non-controlling interests.

Financial data included in this MD&A for the three and six months ended June 30, 2014, include material information up to August 6, 2014. Financial data have been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interest in Canary Wharf Group plc (“Canary Wharf”) and China Xintiandi (“CXTD”), as these are accounted for as financial investments. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (C$), Australian Dollars (A$), British Pounds (£), Euros (€), and Brazilian Reais (R$) are identified where applicable.

Additional information is available on our website at www.brookfieldpropertypartners.com, or on www.sedar.com or www.sec.gov.

CONTINUITY OF INTEREST

Our partnership was established on January 3, 2013 by Brookfield Asset Management. On April 15, 2013, Brookfield Asset Management completed the spin-off of its real estate business (the “business”) to our partnership. Brookfield Asset Management directly and indirectly controlled the business prior to the spin-off and continues to control our partnership subsequent to the spin-off through its interests in our partnership. As a result of this continuity of interests, there is insufficient substance to justify a change in the measurement of the business. Accordingly, our partnership has reflected its business in its financial position and results of operations using Brookfield Asset Management’s carrying values prior to the spin-off, excluding certain interests in Brookfield Asset Management’s Australian assets and a 2% investment in The Howard Hughes Corporation, which were not contributed to the partnership as part of the spin-off (the “non-contributed operations”).

To reflect this continuity of interests, this interim report presents Brookfield Asset Management’s real estate business, as previously reported in its financial statements, exclusive of the non-contributed operations, for all periods prior to the spin-off. For such periods, the Financial Statements utilize the accounting policies that were used to prepare the partnership’s first consolidated financial statements subsequent to the spin-off, as if our partnership was a legal entity for the periods presented. The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off are reflected prospectively from the date of the spin-off. These arrangements have not been reflected in the results of operations or financial position of our partnership for periods prior to the spin-off, as such items were in fact not created or modified prior thereto.

OVERVIEW OF OUR BUSINESS

The partnership is Brookfield Asset Management’s primary public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. With approximately 15,000 employees involved in our real estate businesses around the globe, we have built operating platforms in the Office, Retail, Industrial, Multi-family and Hotel sectors. We leverage these operating platforms to enhance the cash flow and value of our assets, including through active asset management and by executing development and redevelopment projects.

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Our portfolio is comprised of high-quality properties, including interests in:

•	197 office properties totaling 98 million square feet in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary and Perth;
•	164 retail properties containing approximately 154 million square feet in the United States, Brazil and Australia; a substantial portion of our retail properties are held through our 29% interest in General Growth Properties, Inc. (“GGP”) (33% on a fully diluted basis, assuming all outstanding warrants are exercised) and our 34% interest in Rouse Properties, Inc. (“Rouse”);
•	Approximately 47 million square feet of industrial space, primarily consisting of modern logistics assets in North America and Europe; and
•	Over 22,000 multi-family units as well as seven hotel assets with approximately 7,200 rooms.

In addition, we have a 19 million square foot office development pipeline, a $600 million retail mall redevelopment pipeline (on a proportionate basis) and a land portfolio with the potential to build 63 million square feet of industrial properties.

Our strategy is to be the leading globally-diversified owner and operator of commercial properties. Due to the cyclical nature of the real estate industry, we believe that a real estate portfolio diversified by property type and geography will perform consistently over time. Furthermore, since property valuations fluctuate considerably based on market sentiment and other factors, we believe that the flexibility to shift capital to sectors and geographies that are out of favor will enable us to earn premium returns on the capital that we invest. As we grow our business, we will seek to acquire high-quality assets on a value basis, utilize our operating platforms to add value through pro-active management and recycle capital for re-investment in new opportunities.

Our diversified portfolio of high-quality assets has a stable cash flow profile with growth potential. As a result of the mark-to-market of rents upon lease expiry, escalation provisions in leases and increases in occupancy, our existing assets should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. With this cash flow profile, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 3% to 5% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow that is generated by our assets and capital appreciation. Some of the capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS. The remainder of the capital appreciation will be realized in future periods to the extent we are able to successfully execute development and redevelopment projects as well as other value creation strategies. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

PERFORMANCE MEASURES

We expect to generate returns to unitholders from a combination of cash flow earned from our operations and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations we will be able to increase distributions to unitholders to provide them with an attractive current yield on their investment.

To measure our performance against these targets, we focus on NOI, funds from operations (“FFO”), fair value changes, and net income and equity attributable to unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from properties in our commercial and hospitality operations less direct property expenses.
•	FFO: net income, prior to realized gains (losses) on the sale of investment properties, fair value changes, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, we include our proportionate share of the FFO of equity accounted investments.
•	Fair value changes: Increase or decrease in the value of properties that is reflected in the statement of profit and loss.
•	Net income attributable to unitholders: net income attributable to GP Units, LP units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units, which collectively comprise the unitholders of the partnership. For the period prior to the spin-off of the partnership on April 15, 2013, net income attributable to unitholders represented net income attributable to Brookfield Asset Management.
•	Equity attributable to unitholders: equity attributable to GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units, which collectively comprise the unitholders of the partnership.
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NOI is a key indicator of our ability to increase cash flow from our operations. We seek to grow NOI through pro-active management and leasing of our properties. In evaluating our performance, we also look at a subset of NOI from our existing properties, excluding NOI that is earned from assets recently acquired, disposed of, developed, or not of a recurring nature, which we refer to as “same-property NOI.” Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consists primarily of lease termination income.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

In addition to reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our properties. These value changes, combined with earnings, represent a total return on the equity attributable to unitholders and form an important component in measuring how we have performed relative to our targets.

We also consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•	Reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers include the availability of:

•	Debt capital at a cost and on terms conducive to our goals;
•	Equity capital at a reasonable cost;
•	New property acquisitions that fit into our strategic plan; and
•	Investors for dispositions of peak value or non-core assets.

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PART II – FINANCIAL STATEMENT ANALYSIS

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section, we review our consolidated performance for the three and six month periods ended June 30, 2014 and 2013 and our financial position as of June 30, 2014 and December 31, 2013. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section on page 41.

Summary Statement of Operating Results and Key Metrics

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$742	$711	$1,465	$1,459
Hospitality revenue	264	331	539	660
Investment and other revenue	209	44	266	99
Total revenue	1,215	1,086	2,270	2,218
Direct commercial property expense	331	293	645	598
Direct hospitality expense	202	262	415	514
Interest expense	307	276	595	543
Depreciation and amortization	37	54	76	87
Administration and other expense	95	65	179	111
Total expenses	972	950	1,910	1,853
Fair value gains, net	1,014	376	1,582	590
Share of net earnings from equity accounted investments	301	162	529	394
Income before taxes	1,558	674	2,471	1,349
Income tax expense	269	196	689	295
Net income	1,289	478	1,782	1,054
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	397	325	518	572
Net income attributable to the unitholders	$892	$153	$1,264	$482

NOI	$473	$487	$944	$1,007
FFO	$208	$133	$372	$316

Our net income per unit and weighted average units outstanding are calculated as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per units information)	2014	2013	2014	2013
Net income attributable to unitholders	$892	$153	$1,264	$482
Dilutive effect of conversion of capital securities – corporate	2	-	2	-
Net income attributable to unitholders – diluted	894	153	1,266	482

Weighted average units outstanding – basic	681.1	466.3	618.6	466.3
Conversion of capital securities – corporate	6.3	-	3.1	-
Weighted average units outstanding – diluted	687.4	466.3	621.7	466.3
Net income per unit attributable to unitholders – basic	$1.31	$0.33	$2.04	$1.03
Net income per unit attributable to unitholders – diluted	$1.30	$0.33	$2.03	$1.03

FFO per unit attributable to unitholders	$0.30	$0.28	$0.60	$0.68

For the three months ended June 30, 2014, we reported net income of $1,289 million, of which $892 million is attributable to unitholders. This compares to net income of $478 million, of which $153 million is attributable to unitholders, for the same period in the prior year. Net income attributable to unitholders increased mainly due to our additional ownership in Brookfield Office Properties Inc. (“BPO”) common shares, which after completing the second stage transaction in June 2014 by way of a plan of arrangement under Canadian corporate law, increased to 94% on a weighted average basis from 49% during the same period in the prior year. In addition, we recorded fair value gains in our office segment as a result of strong leasing activity and improved market conditions, which contributed to value appreciation.

For the six months ended June 30, 2014, we reported net income of $1,782 million, of which $1,264 million is attributable to unitholders. This compares to net income of $1,054 million, of which $482 million is attributable to unitholders for the same period in the prior year. Net income increased mainly due to our increased ownership in BPO and valuation gains in our office segment as mentioned above.

Commercial property revenue was $742 million for the three months ended June 30, 2014 compared to $711 million during the same period in the prior year. The increase is primarily attributable to revenue from acquisitions in our office and industrial segments which was partially offset by a significant lease expiry in downtown New York City in October 2013.

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Hospitality revenue was $264 million for the three months ended June 30, 2014 compared to $331 million during the same period in the prior year. The decrease was related to the deconsolidation of certain hotel assets in Australia as part of a re-organization. Before considering the impact of the deconsolidation, hospitality revenue decreased by $23 million which was primarily a result of the sale of the One and Only Ocean Club in the Bahamas in the second quarter of 2014.

Commercial property revenue remained fairly constant for the six months ended June 30, 2014 at $1,465 million compared to $1,459 million during the same period in the prior year as increases from acquisitions during the period were offset by the lease expiry mentioned above and asset dispositions. Hospitality revenue was $539 million for the six months ended June 30, 2014 compared to $660 million during the same period in the prior year. The decrease from the prior year was also related to the deconsolidation of certain hotel assets in Australia and the sale of the One and Only Ocean Club as mentioned above.

Direct commercial property expense increased by $38 million for the three months ended June 30, 2014 over the same period in the prior year due to acquisition activity in our office and industrial segments. Direct hospitality expense decreased by $60 million, primarily as a result of the deconsolidation of certain hotel assets and the sale of the One and Only Ocean Club as described above.

Direct commercial property expense increased by $47 million for the six months ended June 30, 2014 over the same period in the prior year also due to acquisition activity as described above. Direct hospitality expense decreased by $99 million as a result of the deconsolidation of certain hotel assets and the sale of the One and Only Ocean Club as described above.

Investment and other revenue increased by $165 million and $167 million for the three and six months ended June 30, 2014 respectively as compared to the same period in the prior year. The increase is largely driven by a $140 million gain realized on the repayment of a debt investment in Inmobiliaria Colonial (“Colonial”), a Spanish office company. Additionally, we received a development fee from the completion of an industrial development of $16 million and income from our interest in preferred securities convertible into CXTD ordinary shares of $17 million in the current quarter.

Interest expense increased by $31 million and $52 million for the three and six months ended June 30, 2014 respectively as compared to the same period in the prior year. These increases were primarily driven by additional property-level debt as a result of acquisition activity and the interest associated with the $1.5 billion acquisition facility used to acquire common shares of BPO.

Administration and other expense increased by $30 million and $68 million for the three and six months ended June 30, 2014, respectively, compared to the respective prior year periods. The increase in both periods was primarily the result of $10 million of transaction expenses incurred in connection with the privatization of BPO. In addition, we recorded equity enhancement distributions of $12 million and $18 million for the three and six months ended June 30, 2014, respectively. The remaining increase in both periods is related to other public entity corporate costs that were incurred following the spin-off of the partnership in April 2013.

Fair value gains of $1,014 million were recognized in the current quarter as compared to $376 million in the same period in the prior year as detailed in the table below. Commercial properties and developments increased in value by $926 million due primarily to positive adjustments to discount rates and terminal capitalization rates, specifically in downtown New York City as the market continues to strengthen, as well as changes in projected property level cash flows due to leasing and timing. Fair value gains on our financial instruments increased by $149 million which reflects the appreciation in our investment in GGP warrants and CXTD preferred shares and warrants, which was partially offset by valuation gains from our investment in Canary Wharf realized in the prior year.

Fair value gains of $1,582 million were recognized in the current six month period as compared to $590 million in the same period in the prior year as detailed in the table below. Commercial properties and developments increased in value by $1,296 million for reasons discussed above. Fair value gains on our financial instruments increased by $397 million to reflect appreciation in our investment in GGP warrants and CXTD preferred shares and warrants. In addition, our investment in Canary Wharf recorded valuation gains of $141 million in the current period compared to $46 million in the prior year. Additional information on key valuation parameters is included in the “Segment Performance” section starting on page 41.

The table below provides further information of the fair value gains recorded during the three and six months ended June 30, 2014 and 2013:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial properties	$779	$322	$1,145	$570
Commercial developments	147	4	151	38
Financial instruments	149	2	397	41
Other fair value gains (losses)	(61)	48	(111)	(59)
Total fair value gains, net	$1,014	$376	$1,582	$590

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Our share of net earnings from equity accounted investments was $301 million for the three months ended June 30, 2014, which represents an increase of $139 million compared to the same period in the prior year. We earned $171 million from associates, a $97 million increase compared with the prior year primarily driven by an increased ownership in GGP from 22% to 29% (24% to 33% on a fully diluted basis), which was partially offset by significant valuation gains in the prior year. Our joint ventures earned $130 million during the current quarter, which represents an increase of $42 million compared to the same period in the prior year. This increase is primarily attributable to the consolidation of Five Manhattan West in New York and the Victor Building in Washington, D.C., following the acquisition of additional interests in these assets. The decrease was partially offset by the deconsolidation of Republic Plaza in Denver following the sale of a 50% interest in the second quarter of 2014.

Our share of net earnings from equity accounted investments was $529 million for the six months ended June 30, 2014, which represents an increase of $135 million compared to the same period in the prior year. We earned $354 million from associates, a $101 million increase compared with the prior year primarily driven by an increased ownership in GGP, which was partially offset by significant valuation gains in the prior year. Our joint ventures earned $175 million during the current six months, which represents an increase of $34 million compared to the same period in the prior year. This increase is primarily attributable to the contribution from an asset, an interest in which was sold during the current period and which is now equity accounted. This increase was partially offset by the consolidation of several assets following the acquisition of additional interests therein.

Components of earnings from equity accounted investments are as follows:

	Three months ended Jun. 30,
(US$ Millions)	2014	2013
Associates	$171	$74
Joint ventures	130	88
Total earnings from equity accounted investments	$301	$162

	Six months ended Jun. 30,
(US$ Millions)	2014	2013
Associates	$354	$253
Joint ventures	175	141
Total earnings from equity accounted investments	$529	$394

Income tax expense increased by $73 million and $394 million for the three and six months ended June 30, 2014, respectively, compared to the same prior year periods. This increase period over period is mostly attributable to a change in state tax legislation which was substantively enacted during the period, and resulted in an increase in our effective tax rate applicable to earnings from certain subsidiaries in the impacted jurisdictions. This increase was partially offset by a one-time deferred income tax expense as a result of the spin-off.

Net income attributable to non-controlling interests declined as a result of our acquisition of the remaining common shares of BPO which we did not previously own. This acquisition reduced the weighted average non-controlling interest share of net income from BPO to 6% from 51% for the three months ended, and to 26% from 51% for the six months ended June 30, 2014. This decrease was offset by higher net income for both periods compared to the prior year as discussed above.

NON-IFRS MEASURES

As described in the Performance Measures section on page 33, the partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

Commercial property NOI decreased to $411 million in the second quarter compared with $418 million during the second quarter in the prior year. The decrease was primarily the result of an anticipated lease expiry at Brookfield Place New York and dispositions of mature, non-core assets, which was largely offset by acquisitions in our office and industrial segments. Hospitality NOI decreased to $62 million in the quarter compared with $69 million during the same period in the prior year following the deconsolidation of hotel assets in Australia and the sale of the One and Only Ocean Club, as noted above. Hospitality margins increased to 23% in the current quarter from 21% during the same period in the prior year.

Commercial property NOI decreased to $820 million in the six months ending June 30, 2014 from $861 million during the same period in the prior year. The decrease of $41 million is largely due to a large expiry at Brookfield Place New York offset by acquisitions activity. Hospitality NOI decreased to $124 million during the period compared with $146 million during the same period in the prior year following the deconsolidation of hotel assets in Australia and the sale of the One and Only Ocean Club, as mentioned above. Hospitality margins increased to 23% for the six months ended June 30, 2014 from 22% during the same period in the prior year.

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The following table reconciles NOI to net income for the three and six months ended June 30, 2014 and 2013:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$742	$711	$1,465	$1,459
Direct commercial property expense	(331)	(293)	(645)	(598)
Commercial property NOI	411	418	820	861
Hospitality revenue	264	331	539	660
Direct hospitality expense	(202)	(262)	(415)	(514)
Hospitality NOI	62	69	124	146
Total NOI	473	487	944	1,007
Investment and other revenue	209	44	266	99
Interest expense	(307)	(276)	(595)	(543)
Depreciation and amortization	(37)	(54)	(76)	(87)
Administration and other expenses	(95)	(65)	(179)	(111)
Fair value gains, net	1,014	376	1,582	590
Share of net earnings from equity accounted investments	301	162	529	394
Income before taxes	1,558	674	2,471	1,349
Income tax expense	(269)	(196)	(689)	(295)
Net income	1,289	478	1,782	1,054
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	(397)	(325)	(518)	(572)
Net income attributable to unitholders	$892	$153	$1,264	$482

FFO increased to $208 million in the quarter compared with $133 million for the same period in the prior year. The increase was driven by additional earnings from our increased investment in BPO following the acquisition of shares not previously owned by the partnership and in GGP following the $1.4 billion investment in GGP common shares and warrants in November 2013, as well as a $43 million gain realized from a debt investment in Colonial. This increase was partially offset by the impact of a large lease expiry at Brookfield Place New York.

FFO increased to $372 million in the six months ended June 30, 2014 compared with $316 million for the same period in the prior year. The increase was driven by our increased of ownership in BPO and GGP, a gain realized from a debt investment in Colonial in the second quarter as well as a gain on extinguishment of debt in our retail portfolio and a fee recognized in connection with the disposition of Heritage Plaza both recorded in the first quarter of 2014. This increase was partially offset by the impact of a large lease expiry at Brookfield Place New York.

The following table reconciles net income to FFO for the three and six months ended June 30, 2014 and 2013:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Net income	$1,289	$478	$1,782	$1,054
Add (deduct):
Fair value gains, net	(1,014)	(376)	(1,582)	(590)
Share of equity accounted fair value gains, net	(170)	(67)	(256)	(195)
Depreciation and amortization of real-estate assets	27	43	56	65
Income tax expense	269	196	689	295
Non-controlling interests in above items	(193)	(141)	(317)	(313)
FFO	$208	$133	$372	$316

Summary Statement of Financial Position and Key Metrics

	As of
(US$ Millions)	Jun. 30, 2014	Dec. 31, 2013
Investment properties:
Commercial properties	$33,441	$31,679
Commercial developments	3,070	2,474
Equity accounted investments	9,299	9,281
Cash and cash equivalents	1,504	1,368
Total assets	55,121	52,446
Debt obligations	23,595	21,640
Total equity	24,698	24,990
Equity attributable to unitholders	18,322	13,624
Equity per unit	$25.69	$25.23

38

As of June 30, 2014, we had $55,121 million in assets, compared to $52,446 million at the end of 2013. This $2,675 million increase is primarily due to an increase of $1,762 million in commercial properties which was primarily attributable to the acquisition of additional interests in Five Manhattan West in Midtown Manhattan and KPMG Tower in Sydney, the recognition of valuation gains and capital spent on our assets, offset by the dispositions of Heritage Plaza in Houston and Republic Plaza in Denver.

The following table provides a roll-forward of commercial properties from December 31, 2013 to June 30, 2014:

(US$ Millions)	Jun. 30, 2014
Commercial properties, beginning of period	$31,679
Acquisitions	1,284
Capital expenditures	23
Dispositions	(1,182)
Fair value gains (losses)	1,145
Foreign currency translation	344
Reclassification from development and other	148
Commercial properties, end of period	$33,441

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $3,070 million at June 30, 2014, an increase of $596 million from the balance at December 31, 2013. The increase is primarily attributable to capital spending and the recognition of valuation gains primarily at our Manhattan West development as well as acquisitions of industrial developments in 2014 offset by the impact of foreign exchange.

Other non-current assets, which includes our investments in Canary Wharf, GGP warrants and CXTD increased by $787 million from the balance at December 31, 2013 as a result of the acquisition of preferred shares and options in CXTD of $500 million in the first quarter of 2014, and fair value gains associated with these investments totaling $397 million.

Equity accounted investments, which includes our investments in GGP, Rouse and other income producing property, increased by $18 million since December 31, 2013 as a result of our share of net income from such investments and the inclusion of Republic Plaza which was deconsolidated as a result of a sale of a 50% interest in the property and is now accounted for under the equity method. These increases were offset in part by dividends received from GGP and Rouse during the period and the consolidation of Five Manhattan West following the acquisition of additional interests. Subsequent to the acquisition of additional interests in Five Manhattan West, the property is no longer included accounted for as an investment in joint venture under the equity method of accounting. Changes in equity accounted investments are presented in the following table:

(US$ Millions)	Jun. 30, 2014	Dec. 31, 2013
Equity accounted investment, beginning of period	$9,281	$8,038
Additions, net of disposals	(159)	1,386
Acquisitions through business combinations	-	346
Share of net income, including fair value gains	529	1,084
Distributions received	(395)	(236)
Foreign exchange	26	(29)
Change in the basis of presentation(1)	-	(1,025)
Impairment of goodwill	-	(249)
Other	17	(34)
Equity accounted investment, end of period	$9,299	$9,281
(1)	Reflects certain equity accounted investments that were classified to participating loan notes to reflect the spin-off (see Note 6 in the accompanying consolidated financial statements). In addition, reflects changes in the ownership interests in GGP and Rouse as a result of changes to the ownership structure which previously included the interests of certain fund investors controlled and consolidated by the partnership.

To fund the increase in total assets, our debt obligations increased to $23,595 million as at June 30, 2014. Contributing to this increase was a new $1.5 billion acquisition facility and a $1 billion credit facility put in place in March 2014 to fund the acquisition of remaining BPO common shares that were previously not owned by the partnership. These facilities, collectively, replaced our existing bilateral credit facilities. At June 30, 2014, the balance drawn on these facilities was $2,430 million compared with $496 million at December 31, 2013.

39

The following table provides additional information on the partnership’s debt obligations:

	As of
(US$ Millions)	Jun. 30, 2014	Dec. 31, 2013
Corporate borrowings	$3,430	$1,159
Non-recourse borrowings
Property – specific borrowings	20,035	19,828
Subsidiary borrowings	130	653
Debt obligations	$23,595	$21,640
Current	$3,422	$5,120
Non-current	$20,173	$16,520

The components used to calculate equity per unit are summarized below:

	As of
(US$ Millions, except unit information)	Jun. 30, 2014	Dec. 31, 2013
Total equity	$24,698	$24,990
Less:
Non-controlling interests	6,376	11,366
Equity attributable to unitholders	$18,322	$13,624
Partnership units	713,110,362	540,070,228
Equity per unit	$25.69	$25.23

Equity attributable to unitholders was $18,322 million at June 30, 2014, an increase of $4,698 million from the balance at December 31, 2013. The increase was primarily a result of the issuance of partnership units to acquire additional interests in BPO. At June 30, 2014, we had a total of 713,110,362 units issued and outstanding compared to 540,070,228 units at December 31, 2013.

Equity per unit was $25.69 at June 30, 2014, an increase of $0.46 from December 31, 2013. The increase was primarily the result of additional investments made and fair value gains recognized since year-end. The increase was partially offset by of the issuance of partnership units below carrying value to acquire additional interests in BPO.

Non-controlling interests was $6,376 million at June 30, 2014, a decrease of $4,990 million from the balance at December 31, 2013. The decrease was primarily a result of the acquisition of additional interests in BPO, in which our voting interest increased from 51% to 100%.

Summary of Quarterly Results

	2014		2013				2012
(US$ Millions, except per unit information)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$1,215	$1,055	$1,021	$1,048	$1,086	$1,132	$1,014	$1,031
Direct operating costs	533	527	525	524	555	557	529	519
Net income	1,289	493	326	383	478	576	585	833
Net income attributable to unitholders	892	372	190	235	153	329	411	409
Net income per unit attributable to unitholders – basic	$1.31	$0.67	$0.37	$0.50	$0.54	-	-	-
Net income per unit attributable to unitholders – diluted	$1.30	$0.67	$0.37	$0.50	$0.54	-	-	-

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as new leases and renewals at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. Our hotel assets generally have stronger performance in the spring and summer months compared to our fall and winter months. Net income fluctuates largely due to fair value gains and losses in each given period.

The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off are reflected prospectively from the date of the spin-off on April 15, 2013 and accordingly have not been reflected in the results of operations of our partnership, as such items were in fact not created or modified prior thereto. As a result, results from periods prior the spin-off are not comparable to results after the spin-off.

40

SEGMENT PERFORMANCE

Our operations are organized into four operating platforms in addition to our corporate activities. We measure performance primarily using FFO generated by each operating segment and the amount of equity attributable to unitholders in each segment.

The following table presents FFO on a year-over-year basis by segment for comparison purposes:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Office	$170	$91	$265	$200
Retail	103	65	218	135
Industrial	3	(1)	5	-
Multi-family and Hotels	18	14	32	30
Corporate	(86)	(36)	(148)	(49)
FFO	$208	$133	$372	$316

FFO increased by $75 million and $56 million for the three and six months ended June 30, 2014 compared with the same periods in the prior year. The increase in FFO is largely due to our additional interests in BPO and GGP in 2014 compared to the prior year, as well as a one-time gain from the settlement of the Colonial debt offset by corporate costs following the formation of the partnership in April 2013 and interest expenses associated with the acquisition facility used to acquire shares in BPO.

The following table presents equity attributable to unitholders by segment as of June 30, 2014 and December 31, 2013:

(US$ Millions)	Jun. 30, 2014	Dec. 31, 2013
Office	$15,113	$7,910
Retail	8,398	7,704
Industrial	434	463
Multi-Family and Hotels	578	462
Corporate	(6,201)	(2,915)
Equity attributable to unitholders	$18,322	$13,624

The overall increase is primarily a result of the issuance of partnership units in connection with the privatization of BPO. At June 30, 2014, we had a total of 713,110,362 units issued and outstanding compared to 540,070,228 at December 31, 2013. This transaction increased equity in our office sector by $7,203 million and reduced the equity attributable to corporate, as an acquisition facility was used to acquire a portion of the BPO shares.

Office

Our office segment consists of interests in 197 properties totaling 98 million square feet in major global city centers including New York, London, Los Angeles, Washington D.C., Sydney, Toronto, Houston, Calgary and Perth.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
FFO	$170	$91	$265	$200
Net income attributable to unitholders	795	285	996	484

FFO from our office sector was $170 million for the three months ended June 30, 2014 as compared to $91 million in the same period in the prior year. The increase of $79 million is primarily driven by the additional ownership in BPO which was 94% on a weighted average basis for the current quarter compared to 49% in the prior period as well as a $43 million net gain from realized on the investment in Colonial. Offsetting this increase was a decrease in NOI following a lease expiry at Brookfield Place New York in October 2013.

FFO from our office sector was $265 million for the six months ended June 30, 2014 as compared to $200 million in the same period in the prior year. In addition to the items mentioned above, the increase in FFO was also attributable to a fee recognized in connection with the disposition of Heritage Plaza in Houston during the first quarter of 2014 offset by a gain on a debt modification earned in the first quarter of 2013.

Net income attributable to unitholders increased by $510 million to $795 million in the current quarter as compared to $285 million in the prior year period. In addition to the increase in FFO described above, net income increased due to valuation gains resulting from positive changes to discount rates and terminal capitalization rates reflecting strengthening market conditions and asset profiles, as well as changes in projected property level cash flows due to leasing and timing. These increases were offset by an increase in taxes of $75 million due to fair value gains in the current period and a change in state tax legislation that resulted in an increase in our effective tax rate applicable to future earnings from certain subsidiaries in the impacted jurisdictions.

Net income attributable to unitholders was $996 million for the six months ended June 30, 2014, which is an increase of $512 million compared to the prior year period. In addition to the increase in FFO described above, we realized an increase of $1,189 million of fair value gains as a result of improved valuation metrics particularly in our U.S. portfolio and gains on our investment in Canary Wharf as a result of continued recovery in the London office market. This increase was offset partially by higher taxes of $340 million due to fair value gains and an increase in deferred tax liability as a result of a change in state tax legislation that resulted in an increase in our effective tax rate applicable to future earnings from certain subsidiaries in the impacted jurisdictions.

41

The following table presents key operating metrics for our office portfolio as at June 30, 2014 and 2013 and for the three months ended June 30, 2014 and 2013:

As at Jun. 30 and for the three months ended Jun. 30,	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2014	2013	2014	2013
Total portfolio:
NOI (1)	$351	$359	$43	$32
Number of properties	171	124	26	30
Leasable square feet in thousands	67,358	60,274	12,456	13,548
Occupancy	88.3%	91.0%	89.7%	87.7%
In-place net rents (per square foot)	$28.32	$28.31	$39.52	$42.67
Same-property:
NOI(1)	$257	$288	$18	$10
Number of properties	82	82	4	4
Leasable square feet in thousands	52,842	52,758	3,715	3,715
Occupancy	91.1%	91.8%	92.3%	88.4%
In-place net rents (per square foot)	$28.72	$28.58	$52.80	$52.18

(1)  NOI for unconsolidated properties is presented on a proportionate basis, representing the unitholders’ interest in the property.

For our consolidated properties, NOI for the second quarter decreased from $359 million to $351 million from the same period in the prior year due mainly to a reduction in same-property NOI. Offsetting this reduction was an $81 million increase in NOI from acquisitions of interest in properties in Los Angeles, London and New York offset by dispositions in Houston, Washington, D.C. and Sydney.

For the current quarter our consolidated occupancy was 88.3% which was 2.7% lower than the same period in the prior year due to the lease expiry at Brookfield Place New York as previously discussed. In-place net rents increased to $28.32 from $28.31 during the same period in the prior year as a result of our ability to execute leases at rents higher as highlighted in the table below, which was partially offset by the lease expiry and opportunistic acquisitions of under-leased properties.

NOI earned from our unconsolidated properties increased by $11 million to $43 million in the quarter compared with $32 million in the prior year due to a 2.0% increase in occupancy to 89.7%. This increase was partially offset by the disposition of several properties in Australia.

Same-property NOI for our consolidated properties for the three months ended June 30, 2014 compared with the same period on the prior year decreased by $31 million to $257 million. This decrease was primarily the result of a large anticipated lease expiry at Brookfield Place New York in October 2013 which impacted NOI by $42 million for the quarter. This space remains vacant, however, significant progress has been made on advancing leasing discussions with a number of large leases executed in the quarter and we expect by 2016 to have this space leased and contributing to earnings. This vacancy was partially offset by higher same-property NOI at our other U.S. and European properties due to increased occupancy.

For the current quarter our consolidated same-property occupancy was 91.1% which was 0.7% lower than the same period in the prior year due to the lease expiry at Brookfield Place New York as previously discussed. In-place net rents increased to $28.72 from $28.58 during the same period in the prior year as a result of our ability to execute leases at rents higher as highlighted in the table below.

	Total Portfolio Year-to-date
(US$)	Jun. 30, 2014	Jun. 30, 2013
Leasing activity (thousands of square feet)
New leases	2,897	1,762
Renewal leases	1,288	1,759
Total leasing activity	4,185	3,521
Average term in years	7.4	7.0
Year-one leasing net rents per square foot	$29.62	$27.18
Average leasing net rents per square foot	32.77	28.88
Expiring net rents per square foot	30.22	26.02
Tenant improvement and leasing costs per square foot	64.30	33.50

42

For the six months ended June 30, 2014, we leased approximately 4.2 million square feet at average in-place net rents approximately 8% higher than expiring net rents. 69% of our leasing activity represented new leases which offset the impact to occupancy from the lease expiry at Brookfield Place New York. Our overall office portfolio’s in-place net rents are currently 19% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years, as we sign new leases. Additionally, for the first half of 2014, tenant improvements and leasing costs related to leasing activity was $64.30 per square foot, compared to $33.50 per square foot for the same period in the prior year. This increase was due to a high percentage of leasing activity representing new leases and concentrated in New York where leasing costs tend to be higher.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

The following table summarizes the contributions to fair value gains from consolidated and unconsolidated investments:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Consolidated investments	$738	$369	$1,189	$597
Unconsolidated investments(1)	85	50	88	64
Total fair value gains	$823	$419	$1,277	$661

(1) Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the unitholders’ interest in the investments.

We earned total fair value gains of $823 million in the second quarter compared with fair value gains of $419 million for the same period in the prior year. Increased fair value gains were due primarily to positive adjustments to discount rates and terminal capitalization rates, specifically in downtown New York City as the market continues to strengthen, as well as changes in projected property level cash flows due to leasing and timing.

We earned total fair values gains of $1,277 million in the six months ended June 30, 2014 compared with fair value gains of $661 million for the same period in the prior year. Increased fair value gains were due primarily to changes in projected property level cash flows due to leasing and timing, and to a lesser extent some positive adjustments to discount rates and terminal capitalization rates. In addition, we benefited from fair value gains of $141 million on our investment in Canary Wharf as a result of the continued recovery in the London office market.

The key valuation metrics for commercial properties are as follows:

	Jun. 30, 2014			Dec. 31, 2013
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
United States	7.4%	6.1%	11	7.5%	6.3%	11
Canada	6.4%	5.7%	11	6.4%	5.7%	11
Australia	8.3%	7.1%	10	8.4%	7.2%	10
Europe	6.7%	5.3%	10	6.7%	5.3%	10
Unconsolidated properties
United States	6.4%	5.6%	9	6.6%	5.9%	9
Australia	8.6%	7.3%	10	8.7%	7.3%	10

The following table provides an overview of the financial position of our office segment as at June 30, 2014 and December 31, 2013:

(US$ Millions)	Jun. 30, 2014	Dec. 31, 2013
Investment properties
Commercial properties	$28,256	$26,767
Commercial developments	2,342	1,841
Equity accounted investments	1,959	2,135
Participating loan interests	676	747
Investment in Canary Wharf	1,207	1,027
Accounts receivable and other	991	1,426
Cash and cash equivalents	952	782
Total assets	36,383	34,725
Debt obligations	14,783	14,733
Accounts payable and other liabilities	3,303	2,776
Non-controlling interests of others in operating subsidiaries and properties	3,184	9,306
Equity attributable to unitholders	$15,113	$7,910

Equity attributable to unitholders in our office segment increased from $7,910 million at December 31, 2013 to $15,113 million at June 30, 2014. The increase was primarily a result of the successful acquisition of the BPO common shares not previously owned by the partnership. The acquisition of this interest amounted to $4,568 million and was paid for through a combination of the issuance of approximately 160 million partnership and Exchange LP Units for $3,030 million and cash consideration of $1,538 million and resulted in a reduction in non-controlling interests. In addition, certain Canadian BPO shareholders redeemed their shares directly to BPO. BPO acquired 22.5 million common shares for consideration of $195 million in cash and 12.9 million Exchange LP Units valued at $263 million. These shares were subsequently cancelled.

43

Commercial properties totaled $28,256 million at June 30, 2014 as compared to $26,767 million at December 31, 2013. The increase is largely attributable to valuation gains recognized within our U.S. office portfolio, particularly in New York and Los Angeles. Commercial developments totaled $2,342 million at June 30, 2014 as compared to $1,841 million at December 31, 2013. The increase is largely a result of investments into our current active developments and an increase in land market value at our Manhattan West development.

The following table summarizes the scope and progress of the active developments:

					Cost				Construction Loan
(Millions, except where noted)	Square Feet Under Construction (in thousands)	Construction Period (in months)	Percent Pre-Leased		Total(1)		To Date		Total		Drawn
Active developments:
Manhattan West, Midtown New York(2)	―	―	―		$680		$573		$340		$250
Bay Adelaide East, Toronto	980	54	60%	C$	463	C$	249	C$	350	C$	5
Brookfield Place East Tower, Calgary	1,400	58	71%	C$	799	C$	159	C$	575	C$	―
Brookfield Place Tower 2, Perth	366	29	40%	A$	326	A$	98	A$	240	A$	2
Giroflex, Sao Paulo	681	27	―	R$	604	R$	503	R$	462	R$	253
	3,427

(1)	Net of NOI earned during stabilization.
(2)	Represents the platform upon which the five million square foot Manhattan West development will be constructed.

Equity accounted investments totaled $1,959 million at June 30, 2014 as compared to $2,135 million at December 31, 2013. The decrease is largely a result of the consolidation of Five Manhattan West in the first quarter of 2014 as additional interest in the properties was acquired. This was partially offset by the disposition of a 50% stake in Republic Plaza in the current quarter which is now equity accounted.

The following table provides a roll-forward of the partnership’s equity accounted investments from December 31, 2013 to June 30, 2014:

(US$ Millions)	Jun. 30, 2014
Equity accounted investments, beginning of period	$2,135
Additions, net of disposals	(61)
Share of net income, including fair value gains	137
Distributions received	(273)
Foreign exchange	18
Other	3
Equity accounted investments, end of period	$1,959

Debt obligations increased by $50 million year-to-date, primarily as a result of the additional interest acquired in Five Manhattan West during the current year, offset by the disposition of Heritage Plaza and Republic Plaza.

Reconciliation of Non-IFRS Measures – Office

Components of NOI:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$636	$605	$1,248	$1,231
Direct commercial property expense	(285)	(246)	(552)	(497)
Total NOI	$351	$359	$696	$734

44

NOI to net income:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Same-property NOI	$257	$288	$516	$583
Currency variance	-	10	-	14
NOI related to acquisitions and dispositions	81	49	160	112
NOI from opportunistic portfolio	13	12	20	25
Total NOI	351	359	696	734
Investment and other revenue	168	39	214	83
Interest expense	(183)	(168)	(355)	(339)
Depreciation and amortization	(4)	(5)	(9)	(10)
Operating expense	(43)	(47)	(76)	(81)
Fair value gains, net	738	369	1,189	597
Share of net earnings from equity accounted investments	110	76	137	123
Income before taxes	1,137	623	1,796	1,107
Income tax expense	(108)	(34)	(437)	(97)
Net income	$1,029	$589	$1,359	$1,010
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	(234)	(304)	(363)	(526)
Net income attributable to unitholders	$795	$285	$996	$484

Net income to FFO:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Net income	$1,029	$589	$1,359	$1,010
Add (deduct):
Fair value gains, net	(738)	(369)	(1,189)	(597)
Share of equity accounted fair value gains, net	(85)	(50)	(88)	(64)
Depreciation and amortization	-	-	-	-
Income tax expense	109	34	437	97
Non-controlling interests in above items	(145)	(113)	(254)	(246)
FFO	$170	$91	$265	$200

Retail

Our retail segment consists of 164 retail properties containing approximately 154 million square feet in the United States, Brazil and Australia; a substantial portion of our retail properties are held through our 29% interest in GGP (33% on a fully diluted basis, assuming all outstanding warrants are exercised) and our 34% interest in Rouse.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
FFO	$103	$65	$218	$135
Net income attributable to unitholders	285	71	588	201

FFO earned in our retail platform was $103 million for the three months ended June 30, 2014 as compared to $65 million in same period in the prior year. The increase of $38 million was a result of an increase in our ownership in GGP to 29% on a weighted average basis for the quarter compared to 22% in the prior period, an increase in same store sales and income from our investment in CXTD in the current quarter. FFO earned in our retail platform was $218 million for the six months ended June 30, 2014 as compared to $135 million in for the same period in the prior year. The increase of $83 million was a result of additional ownership in GGP, an increase in same store sales and significantly lower interest expense.

Net income attributable to unitholders increased by $214 million to $285 million for the three months ended June 30, 2014 compared to the same period in the prior year. This increase was a result of an additional $38 million of FFO in the current quarter as described above and an increase of $195 million of valuation gains which were related to gains on our U.S. retail portfolio as well as our investment in GGP warrants. Net income attributable to unitholders increased by $387 million to $588 million for six months ended June 30, 2014 compared to the same period in the prior year. This increase was a result of an additional $83 million of FFO in the current quarter as described above, an increase of $281 million of fair values gain net of non-controlling interest, and a decrease in income tax expense of $30 million following the reorganization of the partnership.

45

The following table provides an overview of key operating metrics for our retail portfolio:

For the three months ended Jun. 30, and as at Jun. 30,	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2014	2013	2014	2013
Total NOI(1)	$25	$27	$181	$137
Same property NOI	25	26	136	128
Number of properties	9	11	155	154
Leasable square feet in thousands	3,448	4,101	150,447	148,916
Occupancy	96.4%	95.6%	95.2%	94.7%
In-place net rents (per square foot)	$43.37	$35.75	$55.28	$53.61
Tenant sales (per square foot)	$725	$738	$521	$523

(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the unitholders’ interest in the property.

NOI on consolidated properties for the three months ended June 30, 2014 decreased from $27 million to $25 million compared to the same period in the prior due to property dispositions in Australia and the impact of foreign exchange in Brazil. NOI on unconsolidated properties increased to $181 million over the period year due to an increase of proportionate interest from 22% in the prior year to 29%. Same-property NOI on unconsolidated properties increased by $8 million due to improved occupancy and favorable lease spreads in the United States.

The results of operations are primarily driven by changes in occupancy and in-place rental rates. The following table summarizes new and renewal leases that were scheduled to commence in 2014 and 2015 compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant was less than 24 months.

	Total Portfolio
(US$ Millions, except where noted)	Jun. 30, 2014	Jun. 30, 2013
Number of leases	1,680	1,558
Leasing activity in thousands of square feet	5,020	4,983
Average term in years	6.1	5.5
Initial rent per square foot(1)	$59.70	$58.28
Expiring rent per square foot(2)	52.29	52.79
Initial rent spread	7.41	5.49
% Change	14.2%	10.4%
Tenant allowances and leasing costs	$70	$81

(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.
(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

For the three months ended June 30, 2014, on a suite-to-suite basis we leased approximately 5 million square feet at initial rents approximately 14% higher than expiring net rents on a suite-to-suite basis. Additionally for the quarter, tenant allowances and leasing costs related to leasing activity was $70 million compared to $81 million for the same period in the prior year.

Our retail portfolio occupancy rate at June 30, 2014 was 95.2%, up from 94.7% at June 30, 2013. In our retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents increased to $54.69 at June 30, 2014 from $52.51 at June 30, 2013, primarily as a result of strong leasing activity across our U.S. and Brazilian mall portfolios. At GGP, the same-property leased percentage increased 60 basis points compared to the prior year to 96.5% and suite-to-suite lease spreads increased by 14.4% at June 30, 2014.

The following table summarizes the contributions to fair value gains from consolidated and unconsolidated investments:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Consolidated investments	$151	$22	$277	$22
Unconsolidated investments(1)	70	4	137	111
Total fair value gains	$221	$26	$414	$133
(1)	Fair value gains for unconsolidated properties are presented on a proportionate basis, representing the unitholders’ interest in the property.

We reported fair values gains of $221 million in the quarter compared with fair value gains of $26 million for the same period in the prior year. The increase in consolidated fair value gains was due primarily to fair market gains related to our warrants in GGP as a result of a higher trading price of GGP shares and our investment in CXTD following an increase in the underlying net asset value. The increase in unconsolidated fair value gains was primarily due to changes in projected property level cash flows due to leasing and timing.

46

We reported fair values gains of $414 million in the six months ended June 30, 2014 compared with fair value gains of $133 million for the same period in the prior year. The increase in consolidated fair value gains was primarily due to gains related to our investments in GGP warrants and CXTD, as described above. The increase in unconsolidated fair value gains was largely attributable to an increase in the valuation of the Ala Moana Center in Hawaii which is undergoing a significant redevelopment as well as changes in projected property level cash flows as mentioned above.

The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Jun. 30, 2014			Dec. 31, 2013
	Discount rate	Terminal rate	Investment horizon	Discount rate	Terminal rate	Investment Horizon
Consolidated
Brazil	9.0%	7.2%	10	9.0%	7.2%	10
Australia	10.5%	12.0%	10	10.3%	9.5%	10
Unconsolidated
United States	7.6%	5.8%	10	7.6%	5.8%	10

Equity attributable to unitholders in the retail segment increased by $694 million to $8,398 million at June 30, 2014 from December 31, 2013. The increase was a result of net income as discussed above and a $157 million investment in CXTD, comprised of preferred securities convertible into CXTD ordinary shares and warrants to subscribe to ordinary shares of Shui On Land, the parent of CXTD. This was offset by dividends received from GGP and Rouse during the period.

The following table provides an overview of the financial position of our retail segment as at June 30, 2014 and December 31, 2013:

(US$ Millions)	Jun. 30, 2014	Dec. 31, 2013
Investment properties	$2,042	$1,903
Equity accounted investments	6,722	6,443
GGP warrants	1,074	868
Accounts receivable and other	782	204
Cash and cash equivalents	72	74
Total assets	$10,692	$9,492
Debt obligations	714	694
Accounts payable and other liabilities	201	154
Non-controlling interests	1,379	940
Equity attributable to unitholders	$8,398	$7,704

Investment properties totaled $2,042 million at June 30, 2014 as compared to $1,903 million at December 31, 2013. The increase is largely attributable to the positive impact of the foreign exchange rate of the Brazilian Real in the current year which was partially offset by the sale of an asset in Australia.

Equity accounted investments totaled $6,722 million at June 30, 2014 as compared to $6,443 million at December 31, 2013. The increase is largely a result of net income from GGP and Rouse offset by dividends paid during the period. Accounts receivable and other include our $500 million investment in CXTD that was made during the period.

The following table provides a roll-forward of the partnership’s equity accounted investments from December 31, 2013 to June 30, 2014:

(US$ Millions)	Jun. 30, 2014
Equity accounted investments, beginning of period	$6,443
Share of net income, including fair value gains	343
Distributions received	(81)
Other	17
Equity accounted investments, end of period	$6,722

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Reconciliation of Non-IFRS Measures - Retail

Components of NOI:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$32	$36	$65	$73
Direct commercial property expense	(7)	(9)	(14)	(19)
Total NOI	$25	$27	$51	$54

NOI to net income:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Total NOI	25	27	51	54
Investment and other revenue	18	1	20	4
Interest expense	(19)	(17)	(37)	(35)
Operating expense	-	-	(6)	-
Fair value gains, net	151	22	277	22
Share of net earnings from equity accounted investments	164	73	343	250
Income before taxes	339	106	648	295
Income tax expense	-	(8)	(13)	(43)
Net income	$339	$98	$635	$252
Net income attributable to non-controlling interests	(54)	(27)	(47)	(51)
Net income attributable to unitholders	$285	$71	$588	$201

Net income to FFO:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Net income	$339	$98	$635	$252
Add (deduct):
Fair value gains, net	(151)	(22)	(277)	(22)
Share of equity accounted fair value gains, net	(70)	(4)	(137)	(111)
Income tax expense	-	8	13	43
Non-controlling interests in above items	(15)	(15)	(16)	(27)
FFO	$103	$65	$218	$135

Industrial

Our industrial segment comprises of 47 million square feet of operating space, primarily consisting of modern logistics assets in North America and Europe

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
NOI	$15	$8	$30	$20
FFO	3	(1)	5	-
Net income attributable to unitholders	35	14	40	25

For the three and six months ended June 30, 2014, FFO compared with the same period in the prior year increased by $4 million and $5 million, respectively, which was primarily due to increased FFO from the acquisitions of Gazeley Limited (“Gazeley”) and IDI Realty, LLC (“IDI”) in the second and fourth quarters of 2013, respectively.

NOI for our industrial segment increased by $7 million and $10 million for the three and six months ended June 30, 2014, respectively, compared to the same periods in the prior year, as a result of the acquisitions of Gazeley and IDI as mentioned above.

We reported fair values gains of $117 million in the quarter compared with fair value gains of $37 million for the same period in the prior year as a result of compressed discount rates and terminal capitalization rates across the portfolio.

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The following table summarizes the contributions to fair value gains from consolidated and unconsolidated investments:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Consolidated investments	$111	$30	$115	$46
Unconsolidated investments(1)	6	7	18	16
Total fair value gains	$117	$37	$133	$62
(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the unitholders’ interest in the investments.

The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Jun. 30, 2014			Dec. 31, 2013
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
North America	8.3%	7.6%	10	8.5%	7.6%	10
Europe	8.0%	7.6%	10	9.9%	8.2%	10
Unconsolidated properties
North America	7.4%	6.7%	10	7.8%	7.0%	10

The following table presents equity attributable to unitholders in our industrial segment level:

(US$ Millions)	Jun. 30, 2014	Dec. 31, 2013
Investment properties	$2,300	$2,088
Equity accounted investments	379	459
Accounts receivable and other	117	148
Cash and cash equivalents	138	64
Total assets	$2,934	$2,759
Debt obligations	1,165	1,103
Accounts payable and other liabilities	152	138
Non-controlling interests	1,183	1,055
Equity attributable to unitholders	$434	$463

Equity attributable to unitholders in our industrial portfolio decreased by $29 million to $434 million at June 30, 2014 from December 31, 2013. The decrease was a result of the disposition of an equity-accounted industrial portfolio investment in the current year. This was partially offset by fair value gains as a result of strengthening markets specifically in the U.S., U.K. and Germany.

Investment properties of $2,300 million include $1,606 million of industrial assets in North America and $694 million of assets in Europe.

Reconciliation of Non-IFRS Measures - Industrial

NOI to net income:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$32	$21	$67	$41
Direct commercial property expense	(17)	(13)	(37)	(21)
Total NOI	15	8	30	20
Investment and other revenue	16	-	22	-
Interest expense	(9)	(15)	(18)	(21)
Operating expense	(16)	2	(24)	2
Depreciation and amortization	(1)	(1)	(2)	(1)
Fair value gains, net	111	30	115	46
Share of net earnings from equity accounted investments	13	7	29	16
Income before taxes	129	31	152	62
Income tax expense	(9)	-	(9)	(1)
Net income	$120	$31	$143	$61
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	(85)	(17)	(103)	(36)
Net income attributable to unitholders	$35	$14	$40	$25

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Net income to FFO:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Net income	$120	$31	$143	$61
Add (deduct):
Fair value gains, net	(111)	(30)	(115)	(46)
Share of equity accounted fair value gains, net	(6)	(7)	(18)	(16)
Income tax expense	9	-	9	1
Non-controlling interests in above items	(9)	5	(14)	-
FFO	$3	$(1)	$5	$-

Multi-family and Hotels

Our multi-family and hotels segment consists of over 22,000 multi-family units across North America and seven hotel assets with 7,200 rooms.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
NOI	$82	$93	$167	$199
FFO	18	14	32	30
Net income attributable to unitholders	15	(8)	18	(7)

For the three months ended June 30, 2014, FFO compared with the same period in the prior year increased by $4 million, which was primarily due the acquisition of multi-family assets, partially offset by the sale of non-core multi-family assets.

NOI for the multi-family and hotels assets decreased by $11 million and $32 million for the three and six months ended June 30, 2014 when compared to the prior year period, respectively. The decrease was primarily due to the sale of the One and Only Ocean Club in the Bahamas in the second quarter, as well as the reclassification of certain hotel assets in Australia, from consolidated to equity accounted as part of reorganization.

We reported fair values gains of $23 million and $14 million for the three and six months ended June 30, 2014 compared with fair value losses of $20 million and $52 million for the same periods in the prior year. The increase in fair value gains were primarily due to valuation gains within our multi-family portfolio as we progress our renovation program of newly acquired assets and compression of capitalization rates due to the strengthening of market conditions.

The following table summarizes the contributions to fair value gains from consolidated and unconsolidated investments:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Consolidated investments	$14	$(26)	$1	$(56)
Unconsolidated investments(1)	9	6	13	4
Total fair value gains (losses)	$23	$(20)	$14	$(52)
(1)	Fair value gains (losses) for unconsolidated investments are presented on a proportionate basis, representing the unitholders’ interest in the investment.

The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Jun. 30, 2014			Dec. 31, 2013
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
Multi-family(1)	5.8%	n/a	n/a	6.0%	n/a	n/a
Hotels	10.5%	7.6%	7	10.5%	7.6%	7
Unconsolidated properties
Multi-family(1)	5.6%	n/a	n/a	5.6%	n/a	n/a
Hotels	10.6%	7.8%	5	10.6%	7.9%	5

(1)	The valuation method used is the direct capitalization method. The amounts presented as the discount rate relates to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

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The following table presents equity attributable to unitholders at the multi-family and hotels segment level:

(US$ Millions)	Jun. 30, 2014	Dec. 31, 2013
Investment properties	$1,571	$1,554
Hotel operating assets	2,243	2,432
Equity accounted investments	208	210
Loans and note receivable	89	85
Accounts receivable and other	628	679
Cash and cash equivalents	249	415
Total assets	$4,988	$5,375
Debt obligations	3,503	3,953
Accounts payable and other liabilities	308	282
Non-controlling interests	599	678
Equity attributable to unitholders	$578	$462

Equity attributable to unitholders in our multi-family and hotels portfolio increased by $116 million to $578 million at June 30, 2014 from December 31, 2013. The increase was a due to a multi-family acquisition during the period and fair values gains and was partially offset by the sale of non-core assets.

Hotel operating assets of $2,243 million include our investment in the Atlantis hotel in the Bahamas and the Hard Rock Hotel and Casino in Las Vegas. The decrease of $189 million from December 31, 2013 primarily reflects the sale of the One & Only Ocean Club. The proceeds from the sale were used to repay a portion of the maturing debt on Atlantis that was refinanced in the quarter.

Debt obligations decreased from $3,953 million at December 31, 2013 to $3,503 million which was the result of the refinancing of $1,750 million of debt at the Atlantis replacing approximately $2,150 million of debt.

Reconciliation of Non-IFRS Measures - Multi-family and Hotels

NOI to net income:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$42	$49	$85	$114
Hospitality revenue	264	331	539	660
Direct commercial property expense	(22)	(25)	(42)	(61)
Direct hospitality expense	(202)	(262)	(415)	(514)
Total NOI	82	93	167	199
Investment and other revenue	7	4	10	6
Interest expense	(42)	(47)	(84)	(96)
Administration and other expense	(2)	(4)	(4)	(7)
Depreciation and amortization	(32)	(48)	(65)	(76)
Fair value gains, net	14	(26)	1	(56)
Share of net earnings from equity accounted investments	12	5	17	4
Income before taxes	39	(23)	42	(26)
Income tax expense	-	(1)	-	(1)
Net income	$39	$(24)	$42	$(27)
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	(24)	16	(24)	20
Net income attributable to unitholders	$15	$(8)	$18	$(7)

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Net income to FFO:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Net income	$39	$(24)	$42	$(27)
Add (deduct):
Fair value gains, net	(14)	26	(1)	56
Share of equity accounted fair value gains, net	(9)	(6)	(13)	(4)
Depreciation and amortization of real estate assets	27	43	56	65
Income tax expense	-	1	-	1
Non-controlling interests in above items	(25)	(26)	(52)	(61)
FFO	$18	$14	$32	$30

Corporate

Certain amounts are allocated to our corporate segment in our management reports as those activities should not be used to evaluate our segment’s operating performance. FFO was a loss of $86 million for the three months ended June 30, 2014 compared to a loss of $36 million in same period in the prior year. Interest expense for the three months ended June 30, 2014 was $54 million, which is comprised of $28 million of interest expense paid on capital securities and $26 million of interest expense on our credit facilities. Administration and other expense was $34 million which is comprised of $18 million of asset management fees, a $12 million of equity enhancement fee and $4 million of other corporate costs.

The following table presents equity attributable to unitholders at the corporate level:

(US$ Millions)	Jun. 30, 2014	Dec. 31, 2013
Accounts receivable and other	$31	$62
Cash and cash equivalents	93	33
Total assets	$124	$95
Debt obligations	3,430	1,157
Capital securities	1,875	1,878
Accounts payable and other liabilities	989	588
Non-controlling interests	31	(613)
Equity attributable to unitholders	$(6,201)	$(2,915)

The corporate balance sheet includes corporate debt and capital securities from the partnership and BPO. The increase in corporate debt obligations is primarily a result of the debt drawn to fund the cash portion of the tender offer and subsequent plan of arrangement to acquire BPO common shares. Accounts payable and other liabilities consist of deferred tax liabilities, which have increased as a result of a change in state tax legislation that resulted in an increase in our effective tax rate applicable to future earnings from certain subsidiaries in the impacted jurisdictions.

As at June 30, 2014, we had $1.25 billion of Class B and C capital securities outstanding, which were issued by one of the partnership’s holding entities.

The change in non-controlling interest is a result of our increased ownership in BPO’s corporate debt and capital securities to 100% from 49% at December 31, 2013.

In addition, in connection with the BPO acquisition, BOP Split, an indirect subsidiary of the partnership, issued capital securities to certain shareholders of convertible BPO capital securities.

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The following table provides additional information on the capital securities:

(US$ Millions, except where noted)	Shares Outstanding	Cumulative Dividend Rate	Jun. 30, 2014	Dec. 31, 2013
Class B Junior Preferred Shares	30,000,000	5.75%	$750	$750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BPO Class AAA Preferred Shares:
Series G(1)	3,400,000	5.25%	85	110
Series H(1)	7,000,000	5.75%	164	188
Series J(1)	7,000,000	5.00%	164	188
Series K(1) BOP Split Senior Preferred Shares:	5,000,000	5.20%	118	142
Series 1	1,000,000	5.25%	24	-
Series 2	1,000,000	5.75%	23	-
Series 3	1,000,000	5.00%	23	-
Series 4	1,000,000	5.20%	24	-
Total capital securities			$1,875	$1,878

Current			$187	$188
Non-current			1,688	1,690
Total capital securities			$1,875	$1,878
(1)	Subsequent to the privatization of BPO on June 9, 2014, Brookfield Property Split Corp. owns 1,000,000 shares of each Series G, Series H, Series J and Series K capital securities, which has been reflected as a reduction in outstanding shares of each series of the BPO Class AAA Preferred Shares.

In addition, as at June 30, 2014, we had $25 million of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of the partnership.

Reconciliation of Non-IFRS Measures - Corporate

Net income to FFO:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Net income	$(238)	$(216)	$(397)	$(242)
Add (deduct):
Fair value gains, net	-	19	-	19
Income tax expense	152	153	230	153
Non-controlling interests in above items	-	8	19	21
FFO	$(86)	$(36)	$(148)	$(49)

LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at June 30, 2014, capital totaled $51 billion compared with $49 billion at December 31, 2013.

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

53

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;
•	Debt service requirements;
•	Distributions to unitholders;
•	Capital expenditures deemed mandatory, including tenant improvements;
•	Development costs not covered under construction loans;
•	Investing activities which could include:
o	Discretionary capital expenditures;
o	Property acquisitions;
o	Future developments; and
o	Repurchase of our units

We plan to meet these liquidity needs with accessing our group-wide liquidity of $4,123 million at June 30, 2014 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Jun. 30, 2014	Dec. 31, 2013
Corporate cash and cash equivalents	$88	$17
Available committed corporate credit facility	770	909
Available subordinated credit facility	512	855
Corporate liquidity	1,370	1,781
Proportionate cash retained at subsidiaries	1,152	709
Proportionate availability under construction facilities	1,271	496
Proportionate availability under subsidiary credit facilities	330	301
Group-wide liquidity	$4,123	$3,287

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

Secured debt maturities at June 30, 2014 for the next five years and thereafter are as follows:

(US$ Millions, except where noted)	Jun. 30, 2014
Remainder of 2014	$1,405
2015	1,508
2016	3,605
2017	3,755
2018	2,692
Thereafter	7,222
Deferred financing costs	(152)
Secured debt obligations	$20,035
Loan to value (%)	54.9%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2014.

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PART III – RISKS AND UNCERTAINTIES

The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions will cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Australia, Brazil and Europe. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

The strategy of our mezzanine and loan investments depends, in part, upon our ability to syndicate or sell participations in senior interests in our investments, either through capital markets collateralized debt obligation transactions or otherwise. If we cannot do so on terms that are favorable to us, we may not make the returns we anticipate.

For a more detailed description of the risk factors facing our business, please refer to the section entitled “Item 3.D. Key Information - Risk Factors” in our December 31, 2013 annual report on Form 20-F.

Credit Risk

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.5% of our office segment tenant base and, as at June 30, 2014, no one tenant comprises more than this.

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The following list shows the largest tenants by leasable area in our office portfolio and their respective credit ratings and exposure as at June 30, 2014:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	8.5%
CIBC World Markets(3)	Calgary/Houston/Midtown NY/Toronto	A+	2.0%
Suncor Energy Inc.	Calgary	BBB+	1.8%
Morgan Stanley	Denver/Downtown NY/Toronto	A-	1.7%
Bank of Montreal	Calgary/Toronto	A+	1.6%
Bank of America/Merrill Lynch	Denver/Downtown NY/Los Angeles/Toronto/Washington, D.C.	A-	1.5%
Royal Bank of Canada	Boston/Calgary/Downtown NY/LA/Toronto/Vancouver/Washington, D.C.	AA-	1.4%
JPMorgan Chase & Co.	Denver/Downtown NY/Houston/Los Angeles/Midtown NY	A	1.2%
PricewaterhouseCoopers LLP	Calgary/Houston/Los Angeles/Perth/Sydney	Not Rated	1.2%
KPMG	Los Angeles/Perth/Sydney/Toronto	Not Rated	1.2%
Total			22.1%
(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2)	Exposure is a percentage of total leasable square feet.
(3)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our retail portfolio as at June 30, 2014. The largest tenant in our portfolio accounted for approximately 3.3% of minimum rents, tenant recoveries and other.

Tenant	Primary DBA	Exposure (%)(1)
L Brands Inc.	Victoria's Secret, Bath & Body Works, PINK	3.3%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.6%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.2%
Forever 21, Inc.	Forever 21	2.1%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	1.9%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.4%
Luxottica Group S.p.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.4%
American Eagle Outfitters, Inc.	American Eagle, Aerie	1.4%
Express, Inc.	Express, Express Men	1.2%
LVMH	Louis Vuitton, Sephora	1.1%
Total		18.6%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-Over Risk

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately six percent of our leases mature annually up to 2018. Our portfolio has a weighted average remaining lease life of eight years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at June 30, 2014, including our equity accounted investments:

(Square Feet in Thousands)	Current	2014	2015	2016	2017	2018	2019	2020	Beyond	Total
Office	9,146	2,385	5,563	5,478	4,880	6,556	5,653	5,306	34,847	79,814
Expiring %	11.5%	3.0%	7.0%	6.9%	6.1%	8.2%	7.1%	6.6%	43.6%	100.0%
Retail(1)	3,108	2,785	7,354	7,675	6,910	6,312	5,886	3,690	21,478	65,198
Expiring %	4.8%	4.3%	11.3%	11.8%	10.6%	9.7%	9.0%	5.7%	32.8%	100.0%
Industrial	5,523	1,267	6,217	7,227	4,459	6,297	4,322	2,387	9,606	47,305
Expiring %	11.6%	2.7%	13.1%	15.3%	9.4%	13.3%	9.1%	5.1%	20.4%	100.0%

(1)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

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Tax Risk

We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

Environmental Risks

As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material noncompliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2014-2015 may not provide the same level of increases in rental rates on renewal as compared to prior years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years.

Insurance Risk

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

Interest Rate and Financing Risk

We attempt to stagger the maturities of our mortgage portfolio. We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 53% of our outstanding debt obligations at June 30, 2014 are floating rate debt compared to 52% at December 31, 2013. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $126 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in an annual interest expense of approximately $5 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At June 30, 2014, our consolidated debt to capitalization was 46% (December 31, 2013 – 46%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk

As at and for the three months ended June 30, 2014, approximately 33% of our assets and 33% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

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DERIVATIVE FINANCIAL INSTRUMENTS

We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	Interest rate caps to hedge interest rate risk on certain variable rate debt; and
•	Total return swaps on Brookfield Office Properties’ shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging

The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of June 30, 2014 and December 31, 2013:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2014	Interest rate swaps of fixed US$ debt	$1,995	2.3% - 4.9%	Nov. 2024 to Jun. 2029	$(153)
	Interest rate swaps of fixed C$ debt	47	2.8%	Dec. 2024	–
	Interest rate swaps of US$ LIBOR debt	483	0.6% - 2.2%	Dec. 2015 to Nov. 2020	(5)
	Interest rate caps of US$ LIBOR debt	1,725	3.0% - 5.8%	Sep. 2014 to Oct. 2018	–
	Interest rate swaps of £ LIBOR debt	229	1.1%	Sep. 2017	3
	Interest rate swaps of A$ BBSW/BBSY debt	632	3.5% - 5.9%	Jan. 2016 to Jul. 2017	(34)
Dec. 31, 2013	Interest rate swaps of fixed US$ debt	$1,505	2.3% and 4.7%	Jun. 2024 to Jun. 2026	$(32)
	Interest rate swaps of fixed C$ debt	47	2.8%	Dec. 2024	3
	Interest rate swaps of US$ LIBOR debt	784	0.6% - 2.2%	May 2014 to Nov. 2020	(1)
	Interest rate caps of US$ LIBOR debt	2,246	3.0% - 5.8%	Jan. 2014 to Oct. 2018	2
	Interest rate swaps of £ LIBOR debt	222	1.1%	Sep. 2017	3
	Interest rate swaps of A$ BBSW/BBSY debt	936	3.5% - 5.9%	Jan. 2014 to Jul. 2017	(37)

For the three and six months ended June 30, 2014 and 2013, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership’s interest rate hedging activities was not significant.

Foreign Currency Hedging

The partnership has derivatives designated as net investment hedges of its investments in foreign subsidiaries. As of June 30, 2014, the partnership had hedged a notional amount of £981 million (December 31, 2013 - £770 million) at rates between £0.60/US$ and £0.63/US$ using foreign currency forward contracts maturing between July 2014 and June 2015. In addition, as of June 30, 2014, the partnership had hedged a notional amount of €288 million (December 31, 2013 - €550 million) at rates between €0.72/US$ and €0.74/US$ using foreign currency forward contracts maturing in August 2014. The partnership had also hedged, as of June 30, 2014, a notional amount of A$1,369 million (December 31, 2013 – A$535 million) at rates between A$1.06/US$ and A$1.14/US$ using foreign currency forward contracts maturing between July 2014 and March 2015.

The fair value of the partnership’s outstanding foreign currency forwards as of June 30, 2014 is a loss of $118 million (December 31, 2013 – loss of $27 million). In addition, as of June 30, 2014, the partnership had designated C$1,413 million (December 31, 2013 – C$900 million) of Canadian dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

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Other Derivatives

The following table provides details of the partnership’s other derivatives that have been entered into to manage financial risks as of June 30, 2014 and December 31, 2013:

(US$ Millions)	Derivative type	Fair Value(2)	Maturity dates	Rates	Fair value (gain)/loss	Classification of gain/loss
Jun. 30, 2014	Total return swap(1)	$–	–	–	$(3)	General and administrative expense
	Interest rate caps	400	Mar. 2016	3.65%	–	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%	–	General and administrative expense
	Interest rate caps	2,175	Sep. 2014	4.50%	–	General and administrative expense
Dec. 31, 2013	Total return swap(1)	$1	–	–	$(5)	General and administrative expense
	Interest rate caps	400	Mar. 2016	3.65%	–	General and administrative expense
	Interest rate caps	882	Apr. 2014	2.50%	–	General and administrative expense
	Interest rate caps	2,270	Apr. 2014	4.50%	–	General and administrative expense
(1)	Relates to the total return swap on BPO’s shares in connection with its deferred share unit plans which was settled for C$1 million during the second quarter of 2014.
(2)	Interest rate caps are presented at their notional amount.

The other derivatives have not been designated as hedges for accounting purposes.

RELATED PARTIES

In the normal course of operations, the partnership entered into the transactions below with related parties on market terms. These transactions have been measured at exchange value and are recognized in our interim condensed consolidated financial statements.

The immediate parent of the partnership is the general partner of our partnership. The ultimate parent of our partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities. The following table summarizes transactions with related parties:

The following table summarizes transactions with related parties:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue(1)	$6	$2	$7	$4
Interest and other income	15	17	29	19
Interest expense on debt obligations	1	5	6	7
Interest on capital securities paid to Brookfield Asset Management	20	–	40	–
Administration expense (2)	10	31	20	55
Management fees paid	23	27	62	41

(US$ Millions)	Jun. 30, 2014	Dec. 31, 2013
Participating loan interests	$676	$747
Loans and notes receivable(3)	191	293
Receivables and other assets	99	11
Debt obligations	260	341
Other liabilities	123	98
Capital securities owned by Brookfield Asset Management	1,250	1,250
(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(2)	Amounts paid to Brookfield Asset Management and its subsidiaries for administrative services.
(3)	Includes $95 million receivable from Brookfield Asset Management upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

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PART IV – ADDITIONAL INFORMATION

CRITICAL ACCOUNTING POLICIES AND CRITICAL JUDGEMENTS AND ESTIMATES

USE OF ESTIMATES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2013 consolidated financial statements.

ADOPTION OF ACCOUNTING STANDARDS

The partnership adopted IFRIC 21, Levies (“IFRIC 21”) effective January 1, 2014. IFRIC 21 addresses when an entity should recognize a liability to pay a government levy other than income taxes. IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this guidance did not have an impact on the partnership’s June 30, 2014 condensed consolidated financial statements.

TREND INFORMATION

We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of office lease rollover in 2014/2015, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements And Use Of Non-IFRS Measures”.

Transaction activity is picking up across our global real estate markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office and retail development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes made in the partnership’s internal controls over financial reporting that have occurred during the quarter ended June 30, 2014, that have materially affected, or are reasonably likely to materially affect, the partnership’s internal control over financial reporting.

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